UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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Press release
Paris, 28 April 2015

Very strong commercial performance. Revenues and EBITDA almost stable excluding regulatory measures

-Commercial performance continued to be excellent in the 1st quarter of 2015, continuing the trend of the previous quarters: 2.8 million customers were added to the Group’s customer base during the quarter, with 10.9 million net additions year on year on a comparable basis (+4.6%), led by growth in mobile in Africa and the Middle East which had 100.6 million customers at 31 March 2015 (+11.3% year on year on a comparable basis).

In France, net additions of mobile contracts[1] of 164,000 in the quarter were nearly double the 1st quarter of 2014 (+85,000). This performance was driven both by exceptional gross sales in the Enterprise market with the regaining of fleet management business, and a record 1st quarter in retail contracts. The Origami and Open premium offers represented more than 60% of gross retail sales and 4G had 800,000 net additions over the quarter. Fixed broadband had net sales of 68,000, with a market share of net adds estimated at 25% in the quarter, a significant increase from the 1st quarter of 2014 (+14 percentage points). The growth of fibre accelerated, with 75,000 net additions in the quarter.

Spain also recorded a very good performance in fixed broadband, led by fibre, with +50,000 net sales in the 1st quarter, and customer base growth of 13.4% year on year. Mobile contracts rose 5.8% year on year, and 4G had 600,000 net additions in the 1st quarter.

The 4G customer base was also up sharply in Poland, with 900,000 customers at 31 March 2015, an increase of 47% in three months, and in Belgium, with a 19% increase in the quarter and representing 25% of the mobile contracts1 base at 31 March 2015.

-Revenues were 9.672 billion euros, with the decrease limited to 0.9% on a comparable basis, confirming the improving trend observed in the European countries primarily related to mobile services and mobile equipment sales, while steady growth continued in Africa and the Middle East. Excluding the impact of regulatory measures, revenues were almost stable in the 1st quarter of 2015 (-0.3%), versus a decrease of 3.0% in the 1st quarter of 2014.

-Restated EBITDA was 2.916 billion euros. Continuing efforts to reduce indirect costs halved the decline in restated EBITDA[2] to -55 million euros in the 1st quarter of 2015, compared to a decline of 120 million euros in the 1st quarter of 2014, on a comparable basis. The ratio of restated EBITDA to revenues was 30.1%, a limited decrease of 0.3 percentage points compared with the 1st quarter of 2014.

-CAPEX (1.190 billion euros) increased 3.0% on a comparable basis and represented 12.3% of revenues (+0.5 percentage points compared to the 1st quarter of 2014). The CAPEX level remained elevated, testament to the continuous efforts in very high-speed broadband in order to further differentiate the Group’s networks and services, in line with the announcements of the “Essentials2020” strategic plan.

Commenting on the publication of the operating results for the 1st quarter of 2015, Stéphane Richard, Chairman and CEO of the Orange Group, stated:

“Orange's commercial performance in the first quarter of 2015 has been very strong across our entire geographic footprint. These numbers testify to the quality of our offers that are tailored to the needs of our customers, as well as the effectiveness of our strategy of differentiation through investment in very high-speed broadband networks.

The benefits are already starting to show: we've signed up over 10 million 4G customers Europe-wide and fibre is proving to be a genuine driver of customer acquisition in both France and Spain. Globally, we now have 247 million customers, of which over 100 million are in Africa and the Middle East. These achievements have enabled us to effectively stabilise our revenues, excluding the impact of regulation.

At the same time our constant close attention to our cost base has allowed us to limit restated EBITDA margin erosion in terms of absolute value and so we are able to confirm our 2015 objectives. As a Group we are now fully focused on the operational implementation of our strategic plan Essentials2020, as presented last month, and which is centred on providing a truly outstanding customer experience.”

key figures

	1st quarter	1st quarter	1st quarter	change comparable	change excluding	change historical
	2015	2014	2014	basis	regulatory	basis
In millions of euros		comparable basis	historical basis		measures

Revenues	9,672	9,761	9,804	(0.9)%	(0.3)%	(1.4)%
Of which:
France	4,722	4,810	4,810	(1.8)%	(1.6)%	(1.8)%
Europe	2,324	2,408	2,523	(3.5)%	(1.5)%	(7.9)%
Spain	928	977	977	(5.0)%	(3.8)%	(5.0)%
Poland	699	711	716	(1.7)%	(1.1)%	(2.4)%
Belgium & Luxembourg	302	317	317	(4.6)%	(2.7)%	(4.6)%
Other European countries	396	405	515	(2.2)%	4.5%	(23.1)%
Intra-Europe eliminations	(1)	(1)	(1)	-	-	-
Africa & Middle East	1,124	1,053	1,014	6.8%	6.9%	10.8%
Enterprise	1,546	1,600	1,565	(3.4)%	(3.4)%	(1.3)%
International Carriers & Shared Services	462	422	426	9.6%	9.6%	8.4%
Intra-Group eliminations	(506)	(532)	(536)	-	-	-
Restated EBITDA*	2,916	2,971	3,017	(1.9)%	(0.8)%	(3.4)%
As % of revenues	30.1%	30.4%	30.8%	(0.3) pt.	(0.2) pt.	(0.6) pt.
CAPEX (excluding licences)	1,190	1,156	1,161	3.0%		2.5%
As % of revenues	12.3%	11.8%	11.8%	0.5 pt.		0.5 pt.

* EBITDA restatements are described in appendix 2.

The presentation of the business changed in 2015 with the creation of two entities: “Europe” and “Africa and Middle East”. Europe is divided into four regions: Spain, Poland, Belgium & Luxembourg, and Other European countries. The operations of Sofrecom, previously part of the Rest of World segment, are now part of the International Carriers & Shared Services segment.

On an historical basis, revenues in the 1st quarter of 2015 declined 1.4% compared with the 1st quarter of 2014, which included the impact of changes in consolidation scope (-1.5 percentage points), chiefly with the disposal of Orange Dominicana on 9 April 2014, of Wirtualna Polska on 13 February 2014, and of Orange Uganda on 11 November 2014; the application of the equity method for the accounting of Telkom Kenya on 31 December 2014; as well as the favourable impact of changes in foreign exchange rates (+1.0 percentage point), in particular with the increases of the US dollar, the Egyptian pound and the Jordanian dinar.

*

* *

The Board of Directors of Orange SA met on 27 April 2015 and examined the Group's results at 31 March 2015.

The financial data and comparable basis data in this press release are unaudited.

More detailed information is available on the Orange website: www.orange.com comments on key Group figures

revenues

The Orange Group had revenues of 9.672 billion euros in the 1st quarter of 2015, a limited decrease of 0.9% on a comparable basis. Excluding the impact of regulatory measures of -63 million euros, revenues were almost stable (-0.3%) and confirmed the improving trend for the second consecutive quarter[3].

In France, revenues were down a modest 1.6% in the 1st quarter of 2015 (excluding the impact of regulatory measures), confirming the improvement observed in the 4th quarter of 2014 (-1.5%, after falling 2.6% in the 3rd quarter and 4.4% in the 1st half) related to mobiles services, while fixed broadband services rose 1.1% after rising 0.5% in the 4th quarter of 2014.

In the Europe zone, mobile services, affected by price reductions and the growth of SIM-only offers, declined 3.8% in the 1st quarter (excluding the impact of regulatory measures). At the same time, mobile equipment sales grew 13.8% and fixed broadband services were up 4.2%:

-in Spain, revenues fell 3.8% in the 1st quarter. The decline in mobile services continued to be significant with the impact of SIM-only and convergent offers. Fixed broadband services continued their steady climb (+9.4% in the 1st quarter);

-in Poland, revenues declined 1.1%. The strong increase in mobile equipment sales and the development of ICT and infrastructure projects partially offset the decline in mobile services related to price decreases;

-Belgium and Luxembourg: with the revenue decline limited to -2.7%, the 1st quarter confirmed the stabilization of mobile services begun in the 4th quarter of 2014;

-Revenues from the Other European countries rose 4.5% in the 1st quarter, led by Romania (+6.4%) and Moldova (+11.6%), while revenues from Slovakia remained stable (+0.3%).

In Africa and Middle East: revenue growth continued to be very strong in the 1st quarter (+6.9% excluding the impact of regulatory measures, after a 7.4% increase for the full year of 2014), led by Côte d'Ivoire, Egypt, Mali, Guinea and the Democratic Republic of the Congo.

In the Enterprise segment, the decline in traditional services continued at a pace comparable to that of previous quarters, while IT and integration services were impacted by the downward revision of certain contracts. The growth in security and cloud services nonetheless continued to be strong (+30% and +26% respectively).

customer base growth

There were 188.2 million mobile customers at 31 March 2015, an increase of 6.2% year on year (+11.0 million net additions) on a comparable basis. Africa and the Middle East had a total of 100.6 million mobile customers at 31 March 2015, an increase of 11.3% on a comparable basis (+10.2 million net additions). Orange Money had 13.3 million customers at that same date (+48% year on year).

In France, mobile contracts (22.4 million customers) rose 6.6% and represented close to 82% of the total mobile customer base at 31 March 2015 (+4.0 percentage points year on year). In the Europe zone, mobile contracts (28.2 million customers at 31 March 2015) were up 4.8% year on year on a comparable basis, representing 58.4% of the mobile customer base at 31 March 2015 (+2.0 percentage points year on year). The increase in contracts related to Spain, Poland, Romania and Slovakia in particular.

Fixed broadband had a total of 16.1 million customers at 31 March 2015, an increase of 3.4% year on year, representing 532,000 net additions, including 282,000 in France and 239,000 in Spain. Fixed broadband included 830,000 fibre subscribers at 31 March 2015 (+401,000 subscribers year on year, including +273,000 in France and +113,000 in Spain).

restated EBITDA

Restated EBITDA was 2.916 billion euros in the 1st quarter of 2015, down 1.9% on a comparable basis and 0.8% excluding the impact of regulatory measures. This benefitted in particular from the significantly slower revenue decline, which was almost stable excluding the impact of regulatory measures in the 1st quarter of 2015, declining 26 million euros, compared to a decrease of 298 million euros in the 1st quarter of 2014. The ratio of restated EBITDA to revenues was 30.1%, a decrease of 0.3 percentage points compared with the 1st quarter of 2014.

Indirect costs fell 71 million euros in the 1st quarter of 2015. Labour expenses (restated) declined 1.9% (-43 million euros), with the average number of employees down 4.1% on a comparable basis (144,807 full-time equivalents in the 1st quarter of 2015 versus 151,023 in the 1st quarter of 2014). Other indirect costs fell by 28 million euros. The streamlining of international access and network infrastructure costs offset the growth of maintenance and energy costs linked to the increase in the number of mobile sites and data traffic. Overhead expenses were down, in particular with paperless billing in France, Poland and Belgium. Property expenses also fell with the property restructuring plan in France.

Direct costs rose by 37 million euros in the 1st quarter of 2015 due to interconnection costs with other carriers, reflecting primarily the growth of international services. Other direct costs declined by 10 million euros: the decrease in commissions linked to the streamlining of distribution channels offset the increase in connectivity costs, particularly in very high-speed fixed services in Spain and costs related to the development of ICT in Poland and public-initiative networks in France.

CAPEX

CAPEX was 1.190 billion euros in the 1st quarter of 2015, an increase of 3.0% compared to the 1st quarter of 2014 on a comparable basis. The ratio of CAPEX to revenues was 12.3%, an increase of 0.5 percentage points. Investments in the networks represented 59.2% of the Group’s CAPEX in the 1st quarter of 2015 and were up 5.1% compared with the 1st quarter of 2014.

In France, Orange is the leading 4G operator with coverage of 76% of the population, and 4G+ is deployed in 17 major cities. At the same time, investments in fibre are accelerating: Orange is the leader in fibre in France with 3.9 million households with connectivity at 31 March 2015, a 43% increase year on year.

In Spain, deployment of the fibre network continues, with 902,000 households with connectivity at 31 March 2015 as part of the network sharing with Vodafone. CAPEX in 4G continued to be strong, with the coverage rate going from 50% to 73% in one year.

In Poland, 4G coverage more than doubled, reaching 72% at 31 March 2015 versus 29% at 31 March 2014. More than 4.5 million households were eligible for very high-speed VDSL at 31 March 2015 (representing 45% growth year on year), and 106,000 households already have fibre connectivity with the start of the multi-year fibre deployment project in Poland.

In Belgium, the 4G network now covers 92% of the population, confirming the leading position of Mobistar in 4G coverage. In the Other European countries, Orange is the 4G leader in Romania with coverage of 65% of the population at 31 March 2015.

In Africa and the Middle East, two commercial launches in 3G were carried out in the 1st quarter of 2015 (in Iraq and Cameroon), bringing the number of countries covered to 18. Orange received 4G licenses in Jordan and Cameroon, and 4G was launched in Botswana in February.

Orange also continues to invest in submarine cables and increased the capacity of the SEA-ME-WE 4 cable (Europe-Asia) in the 1st quarter of 2015.

outlook for 2015

In view of the 1st quarter 2015 results, the Group confirms the target of 11.9 to 12.1 billion euros in restated EBITDA for the full year 2015.

The Group also confirms the target of restated net debt to EBITDA of around 2x over the medium term to preserve Orange’s financial strength and investment capacity.

Within this framework, the Group is pursuing a policy of selective acquisitions by concentrating on markets in which it is already present.

The Group confirms the payment of a dividend of 0.60 euros per share for 2015[4]. An interim dividend for 2015 of 0.20 euros per share should be paid by the end of the year.

Payment of the balance of the dividend for 2014, i.e. 0.40 euros per share, will be paid on the 10 June 20154. The ex-dividend date is set as 8 June 2015 and the record date as 9 June 2015.

review by operating segment

France

Revenues from France, down 1.6% in the 1st quarter of 2015 on a comparable basis and excluding the impact of regulatory measures, confirmed the improvement observed in the previous quarter (-1.5% in the 4th quarter of 2014, after declines of 2.6% in the 3rd quarter and 4.4% in the 1st half). This improvement reflects the favourable trend in both fixed and mobile services, while the growth of mobile equipment sales continued to be strong (+24.9%, after rising 24.7% in the 4th quarter of 2014), led primarily by the rise in instalment payment plans and increased sales of handsets without contracts.

Mobile services revenues fell 4.2% in the 1st quarter of 2015, excluding the impact of regulatory measures, in line with the significant improvement observed in the 4th quarter of 2014 (-4.5%, after declining 6.1% in the 3rd quarter and 8.9% in the 1st half). The impact of price decreases related to the overhaul of the Sosh, Open and Origami segmented offers in 2012 and 2013 is gradually lessening.

Commercial momentum remained strong with 164,000 net contract sales[5] in the 1st quarter of 2015, nearly double those of the 1st quarter of 2014 (+85,000). This performance was driven both by exceptional gross sales in the Enterprise market with the regaining of fleet management business, and a record 1st quarter in retail contracts. Premium offers (Origami and Open) represented 61.1% of the retail contracts at 31 March 2015 (+2.7 percentage points year on year), and the Sosh online offers had 2.611 million customers at that date (+26.4% year on year). A growing share of retail contracts were subscribed as SIM-only offers and represented 39.3% of all retail contracts at 31 March 2015 versus 27.2% one year earlier (+12.1 percentage points year on year). In all, the contract customer base (22.412 million customers at 31 March 2015) grew 6.6% year on year. There were a total of 4.5 million 4G customers at 31 March 2015, an increase of 800,000 customers in three months.

Fixed services fell 1.1% in the 1st quarter of 2015. The downward trend of traditional telephony was largely offset by growth in services to carriers, reflecting the increase in telephone line unbundling and the development of co-financed fibre. At the same time, fixed broadband was up 1.1% in the 1st quarter. The fixed broadband customer base (10.421 million subscribers at 31 March 2015) rose 2.8% year on year. It included 638,000 fibre subscribers at that date, versus 365,000 one year earlier (+74.6%). The convergent offers (Open, Open Pro and Sosh+Livebox) represented 46.7% of the fixed broadband customer base at 31 March 2015, versus 39.3% one year earlier.

Europe

Revenues from the Europe zone were down 1.5% in the 1st quarter of 2015 (excluding the impact of regulatory measures) after declining 0.9% in the 4th quarter of 2014 and 3.5% over the first nine months of 2014. The dip in the 1st quarter of 2015 was linked to Spain, while the Belgium and Luxembourg segment showed clear improvement. Growth continued in the Other European countries in the 1st quarter of 2015 at a slightly higher pace than in the 4th quarter of 2014.

Spain

Revenues from Spain declined 3.8% in the 1st quarter of 2015 (excluding the impact of regulatory measures) after decreasing 0.5% in the 4th quarter of 2014. In particular, mobile equipment sales slowed in the 1st quarter of 2015 (+2.0%) after rebounding in the 4th quarter (+11.7).

Mobile services were down 8.3% in the 1st quarter of 2015 (excluding the impact of regulatory measures) after falling 6.1% in the 4th quarter of 2014. In addition to the slower growth of the MVNOs, mobile services continued to be impacted by the commercial and tariff repositioning (with SIM-only offers and Canguro convergent offers), which accelerated in 2014. SIM-only offers represented 92% of the retail contracts at 31 March 2015, versus 62% one year earlier. In all, contracts (9.568 million customers at 31 March 2015) grew 5.8%, representing +528,000 net sales year on year.

Fixed broadband services rose 9.4% in the 1st quarter, led by growth in the customer base which remained strong: the number of fixed broadband subscribers reached 2.015 million at 31 March 2015, an increase of 13.4% year on year. Convergent offers represented 80% of the fixed broadband customer base at 31 March 2015, versus 72% a year earlier. The fixed broadband customer base included 113,000 fibre subscribers at 31 March 2015.

Poland

Revenues from Poland declined 1.1% in the 1st quarter of 2015, excluding the impact of regulatory measures. Mobile equipment sales continued to rise sharply (+219%) with the growth of instalment payment offers marketed since the 2nd quarter of 2014, while mobile and fixed services improved slightly compared to the 4th quarter of 2014.

Mobile services were down 3.8% in the 1st quarter after declining 4.3% in the 4th quarter 2014 (excluding the impact of regulatory measures), and continued to be impacted by price reductions. Nevertheless, commercial momentum remained solid, particularly in the contract customer base, which was up 5.0% year on year, driven by data services, with 366,000 net additions of which 48,000 were in the 1st quarter. The Orange Open convergent offers in particular grew strongly (+68% year on year), with 591,000 customers at 31 March 2015. There were a total of 900,000 4G users at that date, a 47% increase over the previous three months. The total mobile customer base was up 0.8% at 31 March 2015 year on year, while the decline in quarterly ARPU slowed (-5.0% in the 1st quarter, after declining 6.4% in the 4th quarter of 2014).

Fixed services were down 7.9% in the 1st quarter of 2015 after declining 9.5% in the 4th quarter 2014 (excluding the impact of regulatory measures), mostly in connection with traditional telephony (-12.0%). At the same time, fixed broadband revenues were down 2.4%: the decline in the customer base (-3.8% at 31 March 2015 year on year) was partially offset by the improvement in quarterly ARPU (+0.5%), supported by the rapid growth of very high-speed broadband offers (+120% at 31 March 2015 year on year). In this area, VDSL offers represented nearly 10% of the xDSL broadband customer base at 31 March 2015, versus 4% one year earlier.

Belgium and Luxembourg

The revenue trend in Belgium and Luxembourg showed clear improvement in the 1st quarter of 2015, with a decrease of 2.7% after a 9.2% decrease in the 4th quarter of 2014, excluding the impact of regulatory measures. In particular, the decline in mobile equipment sales slowed significantly in the 1st quarter (-15.5%, after falling 43.0% in the 4th quarter of 2014).

Mobile services, which rose 0.5% in the 1st quarter of 2015 excluding the impact of regulatory measures, confirmed the improvement observed in the 4th quarter of 2014 (+0.7%), after the declines of 3.0% in the 3rd quarter and 10.4% in the 1st half linked to the major tariff revisions of 2013. In particular, quarterly ARPU in Belgium rose for the second consecutive quarter. It benefitted in particular from the rapid growth of 4G, with the number of customers rising 19% in the quarter, representing 25% of the mobile contracts6 at 31 March 2015.

In Belgium and Luxembourg, the mobile contract customer base[6] (2.246 million customers at 31 March 2015) was stable over the quarter (-0.1% in relation to 31 December 2014), continuing the improvement observed in the 2nd half of 2014, after the declines of previous quarters.

At the same time, the MVNO customer base (1.712 million customers at 31 March 2015) continued to rise strongly (+30.5% year on year).

Other European countries

Revenues from Other European countries rose 4.5% in the 1st quarter of 2015 (excluding the impact of regulatory measures), after the 3.7% increase of the 4th quarter of 2014. The growth achieved in the 1st quarter of 2015 related to Romania (+6.4%, after rising 4.5% in the 4th quarter of 2014) and Moldova (+11.6%, after rising 8.4% the previous quarter). Slovakia confirmed the stabilization of its revenues (+0.3%, after an increase of 0.8% in the 2nd half of 2014), while revenues continued to erode in Armenia (-8.8% in the 1st quarter of 2015, after falling 4.2% in the 4th quarter of 2014).

The mobile customer base in Other European countries comprised 16.008 million customers at 31 March 2015, an increase of 0.8% year on year on a comparable basis. Contract customers (7.846 million) rose 5.5% and represented 49.0% of the total mobile customer base at 31 March 2015, versus 46.8% one year earlier (+2.2 percentage points).

The fixed broadband customer base was 140,000 customers at 31 March 2015 (up 2.9% year on year), mainly corresponding to Slovakia.

Africa and Middle East

Revenues from Africa and the Middle East continued to rise steadily, with growth of 6.9% in the 1st quarter of 2015 (excluding the impact of regulatory measures) following on from the 2nd half of 2014 (+7.2%), led by the 9.3% increase in mobile services after the increase of 9.4% in the 2nd half of 2014. Six of the thirteen countries reported double-digit growth in the 1st quarter of 2015, with notable performances in Côte d’Ivoire, Mali, the Democratic Republic of the Congo and Guinea in particular. Egypt also had strong growth.

The mobile customer base was up 11.3% year on year on a comparable basis, reaching 100.6 million customers at 31 March 2015, with 3.1 million net additions in the 1st quarter. The leading contributors to growth in the 1st quarter were Mali, Côte d'Ivoire, the Democratic Republic of the Congo and Cameroon.

Data services rose rapidly and represented half of the revenue growth in mobile services in the 1st quarter. Orange Money had 13.3 million customers at 31 March 2015, an increase of 48% year on year on a comparable basis.

Enterprise

Revenues from the Enterprise segment were down 3.4% in the 1st quarter of 2015 on a comparable basis, due to the downward trend in legacy voice and data services. At the same time, IT and integration services rose slightly (+0.3%): security solutions and cloud computing continued to enjoy strong growth (+30% and +26% respectively), while other services were impacted by the downward revision of certain contracts.

Data services declined 3.5% in the 1st quarter: the decline in legacy services continued, while IPVPN recorded a slight increase in revenues (+0.3%) reflecting the 1.3% growth in the number of IPVPN subscribers year on year.

Voice services declined 7.0% in the 1st quarter: the downward trend of traditional fixed telephony (-9.8%) was partially offset by the continuing growth of voice over IP (+4.8%).

International Carriers and Shared Services

Revenues from the International Carriers and Shared Services segment rose 9.6% on a comparable basis, mainly due to the growth of international traffic in the 1st quarter of 2015 compared with a weak 1st quarter of 2014. Content services also increased significantly, led by OCS and Dailymotion.

schedule of upcoming events

-28 July 2015: 1st half 2015 results

contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com Caroline Simeoni caroline.simeoni@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Corentin Maigné

corentin.maigne@orange.com

Constance Gest

constance.gest@orange.com

Luca Gaballo
luca.gaballo@orange.com

Caroline Maury

caroline.maury@orange.com

Didier Kohn
didier.kohn@orange.com

All press releases are available on the Group’s websites:

www.orange.com; www.orange.es; www.ee.co.uk; www.tp-ir.pl; www.orange-business.com disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange’s strategy, particularly with respect to customer relations when facing competition with OTT players, Orange’s ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates, the effectiveness of Orange’s action plans for human resources, and the success of Orange’s other strategic, operational and financial initiatives, risks related to information and communications technology systems resulting in particular from cyber-attacks, technical failures of or damage caused to networks, loss or theft of data and fraud, health concerns surrounding telecommunications equipment and devices, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 7, 2015 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 14, 2015. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

appendix 1: revenues by operating segment

	1st quarter	1st quarter	1st quarter	change	change
	2015	2014	2014	comparable	historical
		comparable basis	historical basis	basis	basis
In millions of euros				(in %)	(in %)

France	4,722	4,810	4,810	(1.8)%	(1.8)%
Mobile services	1,854	1,948	1,948	(4.8)%	(4.8)%
Mobile equipment sales	149	119	119	24.9%	24.9%
Fixed services	2,578	2,608	2,620	(1.1)%	(1.6)%
Fixed services retail	1,604	1,681	1,677	(4.6)%	(4.4)%
Fixed wholesale	974	927	943	5.1%	3.3%
Other revenues	141	136	123	4.1%	14.5%
Europe	2,324	2,408	2,523	(3.5)%	(7.9)%
Mobile services	1,471	1,575	1,674	(6.6)%	(12.1)%
Mobile equipment sales	219	192	198	13.8%	10.7%
Fixed services	593	611	608	(2.9)%	(2.4)%
Other revenues	40	30	43	34.0%	(7.4)%
Of which:
Spain*	928	977	977	(5.0)%	(5.0)%
Mobile services	569	630	630	(9.6)%	(9.6)%
Mobile equipment sales	127	125	125	2.0%	2.0%
Fixed services	230	220	220	4.6%	4.6%
Other revenues	1	2	2	-	-
Poland	699	711	716	(1.7)%	(2.4)%
Mobile services	326	343	344	(4.9)%	(5.1)%
Mobile equipment sales	33	10	10	218.6%	217.9%
Fixed services	312	339	340	(8.1)%	(8.3)%
Other revenues	28	19	22	52.2%	26.4%
Belgium & Luxembourg	302	317	317	(4.6)%	(4.6)%
Mobile services	247	252	252	(1.9)%	(1.9)%
Mobile equipment sales	32	38	38	(15.5)%	(15.5)%
Fixed services	21	25	21	(15.7)%	(0.9)%
Other revenues	2	2	5	16.6%	(64.5)%
Other European countries	396	405	515	(2.2)%	(23.1)%
Mobile services	330	351	450	(6.0)%	(26.6)%
Mobile equipment sales	26	19	24	40.2%	8.5%
Fixed services	30	27	27	12.0%	11.9%
Other revenues	9	8	14	15.8%	(33.8)%
Intra-Europe eliminations	(1)	(1)	(1)	-	-
Africa & Middle East	1,124	1,053	1,014	6.8%	10.8%
Mobile services	899	824	786	9.2%	14.4%
Mobile equipment sales	17	17	17	0.0%	0.6%
Fixed services	185	189	190	(2.1)%	(2.8)%
Other revenues	24	24	22	(1.1)%	7.1%
Enterprise	1,546	1,600	1,565	(3.4)%	(1.3)%
Voice services	386	415	417	(7.0)%	(7.4)%
Data services	724	750	727	(3.5)%	(0.5)%
IT and integration services	436	435	421	0.3%	3.6%
International Carriers & Shared Services	462	422	426	9.6%	8.4%
International Carriers	375	344	344	8.8%	9.1%
Shared Services	88	77	83	13.3%	5.7%
Intra-Group eliminations	(506)	(532)	(536)	-	-
Group total	9,672	9,761	9,804	(0.9)%	(1.4)%
* The distribution between mobile services and fixed services of discounts related to the convergent offers has been modified.

appendix 2: analysis of restated consolidated EBITDA

	1st quarter	1st quarter	change
	2015	2014	comparable
		comparable basis	basis

Revenues	9,672	9,761	(0.9)%
External purchases	(4,175)	(4,182)	(0.2)%
as % of revenues	43.2%	42.8%	0.3 pt.
of which:
Interconnection costs	(1,219)	(1,174)	3.8%
as % of revenues	12.6%	12.0%	0.6 pt.
Other network and IT expenses	(695)	(703)	(1.1)%
as % of revenues	7.2%	7.2%	(0.0) pt.
Property, overheads, other expenses and capitalized costs	(785)	(790)	(0.6)%
as % of revenues	8.1%	8.1%	0.0 pt.
Commercial expenses and content costs	(1,476)	(1,515)	(2.6)%
as % of revenues	15.3%	15.5%	(0.3) pt.
Labour expenses*	(2,164)	(2,207)	(1.9)%
as % of revenues	22.4%	22.6%	(0.2) pt.
Other operating income and expenses*	(410)	(393)	4.4%
Gains (losses) on disposals of assets	(1)	4	-
Restructuring costs*	(6)	(12)	-
Restated EBITDA*	2,916	2,971	(1.9)%
as % of revenues	30.1%	30.4%	(0.3) pt.

* EBITDA restatements relate to the following exceptional events (comparable basis data):

In the 1st quarter of 2015:

-an expense of 71 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-a net expense of 23 million euros for various disputes;

-an expense of 14 million euros for restructuring.

In the 1st quarter of 2014:

-an expense of 300 million euros for the overall settlement of certain disputes in France;

-an expense of 36 million euros related to the Part Time for Seniors plan in France.

appendix 3: key performance indicators

	03/31/15	03/31/14
Orange Group
Total number of customers* (millions)	246.918	240.569
Mobile customers* (millions)	188.184	181.686
- of which contract customers (millions)	65.976	62.604
Fixed broadband customers (millions)	16.134	15.602
- of which IPTV and satellite TV customers (millions)	7.414	6.644
France
Mobile services
Number of customers* (millions)	27.280	26.914
- of which contract customers (millions)	22.412	21.030
Total ARPU (euros)	22.6	24.1
Fixed services
Number of fixed retail lines (millions)	16.431	16.918
Number of broadband customers (millions)	10.421	10.139
Broadband market share at end of period (%)	39.7**	40.2
Broadband ARPU (euros)	33.2	33.6
Number of wholesale lines (millions)	13.863	13.380
Europe ***
Mobile services
Number of customers* (millions)	48.185	51.129
- of which contract customers (millions)	28.158	27.683
Number of MVNO customers (millions)	5.142	4.060
Fixed services
Number of fixed lines (millions)	7.790	8.093
Number of broadband customers (millions)	4.389	4.246
Spain
Mobile services
Number of customers* (millions)	12.768	12.366
- of which contract customers (millions)	9.568	9.040
Total ARPU (euros)	15.0	17.9
Number of MVNO customers (millions)	3.419	2.689
Fixed services
Number of broadband customers (millions)	2.015	1.776
Broadband ARPU (euros)	27.6	30.0
Poland
Mobile services
Number of customers* (millions)	15.518	15.395
- of which contract customers (millions)	7.727	7.360
Total ARPU (PLN)	31.1	33.8
Fixed services
Number of fixed lines (millions)	5.571	6.091
Number of broadband customers (millions)	2.198	2.285
Number of IPTV and satellite TV customers (thousands)	756	708
Broadband ARPU (PLN)	60.5	60.5

* Excluding customers of MVNOs.
** Company estimate.
*** Europe: Spain, Poland, Belgium and Luxembourg, and Other European countries (including Orange Dominicana until April 2014).

	03/31/15	03/31/14
Belgium and Luxembourg
Mobile services
Number of customers* (millions)	3.891	3.970
- of which contract customers (millions)	3.019	3.039
Total ARPU - Belgium (euros)	23.7	24.1
Number of MVNO customers (millions)	1.712	1.312
Fixed services
Number of telephone lines (thousands)	204	226
Number of broadband customers (thousands)	36	48
Other European countries **
Mobile services
Number of customers* (millions)	16.008	19.398
- of which contract customers (millions)	7.846	8.244
Fixed services
Number of broadband customers (thousands)	140	136
Africa & Middle East
Mobile services
Number of customers* (millions)	100.552	91.355
- of which contract customers (millions)	7.929	6.655
Fixed services
Number of fixed lines (thousands)	1,205	1,303
Number of broadband customers (thousands)	881	844
Enterprise
France
Number of legacy telephone lines (thousands)	3,092	3,309
Number of IP-VPN accesses (thousands)	294	291
Number of XoIP connections (thousands)	88	74
World
Total number of IP-VPN accesses worldwide (thousands)	346	341
EE (United Kingdom) ***
Mobile services
Number of customers* (millions)	24.334	24.576
- of which contract customers (millions)	14.954	14.473
Total ARPU (£/month, based on quarterly revenues)	18.6	18.7
Fixed services
Number of broadband customers (thousands)	884	745

* Excluding customers of MVNOs.
** Includes Orange Dominicana until April 2014.
*** The EE customer bases are 50% consolidated in the Orange Group customer bases.

appendix 4: glossary

Key figures

comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before reversal of currency translation reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. EBITDA is not a financial performance indicator as defined by IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

average number of employees (full time equivalents): average number of active employees on the last day of the period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Mobile services

revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services and visitor roaming over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as monthly revenues per customer.

roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

revenues from fixed services: include traditional fixed telephony, fixed broadband services, enterprise solutions and networks[7] and carrier services (notably national and international interconnections, unbundling and wholesale telephone line rentals).

fixed broadband ARPU (ADSL, FTTH, VDSL, satellite and WiMAX): the average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by retail broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

[1] Excluding machine-to-machine contracts.

[2] Restated EBITDA from the 1st quarter compared with the 1st quarter of the previous year, on a comparable basis.

[3] Revenues were stable excluding the impact of regulatory measures in the 4th quarter of 2014, after falling 1.4% in the 3rd quarter and 2.6% in the 1st half.

[4] Subject to the approval of the Annual General Meeting of shareholders.

[5] Excluding machine-to-machine contracts.

[6] Excluding machine-to-machine contracts.

[7] With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: April 28, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations